Pipeline Data Inc.
                         1515 Hancock Street, Suite 301,
                                Quincy, MA 02169

                                 1-800-932-5708

                                October 10, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

         ATTN: Mr. Daniel L. Gordan
                  Branch Chief
                  Mr. Eric McPhee

         RE:      Pipeline Data, Inc.
                  Form 10-KSB for the year ended December 31, 2004 Filed March 31, 2005
                  File No. 0-50611
                  RESPONSE TO COMMENTS DATED AUGUST 30, 2005

Dear Messrs Gordan and McPhee:

     We are in receipt of your letter, which provided comments on the Consolidated Balance Sheets of the above captioned 10-KSB of Pipeline Data Inc. (the "Company"). By this letter we provide our responses to your comments.

     1. In response to your first comment, we have provided a table containing the following information for each asset acquisition that took place during 2004:

     o the purchase price, including the value of any shares issued as of the date of issuance;

     o the fair value of the assets acquired and how the fair value was determined;

     o the balance sheet line item where the assets are recorded; and o the amount of goodwill recognized as a result of the transaction, if any.


----------------------------------------------------------------------------------------------------------------------------
                                                                                       Residual
                        Date of    Amount Paid    Amount                                 Rights      Merchant      Amount of
Portfolio   Company     Purchase    In Cash      Paid in   Fair Value  How Fair Value Purchase on  Portfolio on    Goodwill
Name                                              Stocks    of Assets    Determined     Balance     Balance Sheet  Recognized
                                                                                         Sheet

----------------------------------------------------------------------------------------------------------------------------
Four        Pipeline    05/18/04      $0       2,246,764   $1,947,195   Independent                 1,947,195       None
merchant    Data Inc                                                    appraisal
portfolios                                                              adjusted for
acquired                                                                reduction in
from                                                                    purchase price
Millennium                                                              for reduced
Merchant                                                                number of
Services                                                                shares issued.
----------------------------------------------------------------------------------------------------------------------------
United       Northern    05/25/04    $312,000    21,000     $338,250     Value                         338,250       None
Processing   Merchant                                                    determined from
Corp         Services, Inc                                               Cash paid plus
Merchant                                                                 market value of
portfolios                                                               stock issued
----------------------------------------------------------------------------------------------------------------------------
NMSI         Pipeline    02/01/04                100,000    $100,000     Value                         100,000       None
Additional   Data, Inc                                                   determined from
Compensation for Northern                                                market value of
to release   Merchant                                                    stock issued.
lien on      Services,
Merchant     Inc lien
Portfolio    release by
             Kevin Weller
             and Nancy
             Smith-Weller
----------------------------------------------------------------------------------------------------------------------------
Michael      Northern      03/18/04   $42,093                $42,093      Cash amount paid               42,093        None
Hornung      Merchant
Residual     Services, Inc
----------------------------------------------------------------------------------------------------------------------------
Patricia     Northern      03/19/04   $94,625    10,984      $104,625     Value                         104,625        None
Thornton     Merchant                                                     determined from
Residual     Services, Inc                                                Cash paid plus
                                                                          market value of
                                                                          stock issued
----------------------------------------------------------------------------------------------------------------------------
 Leslie      Northern       03/19/04  $131,363    21,968    $151,363      Value                         151,363        None
 McElhiney   Merchant                                                     determined from
 Residual    Services, Inc                                                Cash paid plus
                                                                          market value of
                                                                          stock issued
----------------------------------------------------------------------------------------------------------------------------
Associated   Northern       07/13/04   $18,147               $18,147      Cash amount paid               18,147        None
Merchant     Merchant
Services     Services, Inc
----------------------------------------------------------------------------------------------------------------------------
-------------
Pipeline
Data
Portfolio
Acquisitions,
Inc
--------------
Residual
Rights
--------------
             ---------------------------------------------------------------------------------------------------------------
Intangible-  Pipeline      10/05/04    $124,083               $124,083    Cash amount paid              124,083        None
Merchant     Data
Select       Portfolio
Services     Acquisitions,
Portfolio    Inc
----------------------------------------------------------------------------------------------------------------------------
             ----------------------------------------------
Intangible-  Pipeline      10/05/04    $172,538               $172,538    Cash amount paid              172,538        None
Diversified  Data
Debit and    Portfolio
Credit       Acquisitions,
Portfolio    Inc
----------------------------------------------------------------------------------------------------------------------------
             Pipeline      10/08/04    $239,434               $239,434    Cash amount paid              239,434        None
Intangible-  Data
Aventus      Portfolio
Residual     Acquisitions,
             Inc
----------------------------------------------------------------------------------------------------------------------------


Intangible:  Pipeline      10/12/04     $98,746                $98,746    Cash amount paid               98,746        None
Merchant     Data
Consulting   Portfolio
Group LLC    Acquisitions,
Residual     Inc
----------------------------------------------------------------------------------------------------------------------------
Intangible:  Pipeline       10/15/04    $109,772               $109,772   Cash amount paid              109,772        None
Retail       Data
Consulting   Portfolio
Residual     Acquisitions,
             Inc
----------------------------------------------------------------------------------------------------------------------------
 2004 Totals                          $1,342,801   2,400,716  $3,446,246  Split of          665,435   2,780,812
                                                                          acquisitions on
                                                                          Balance Sheet
                                                                                      --------------------------
                                      Cash         Shares of  Total Value Merchant          665,456   5,280,812
                                                   Stock                  Portfolio
                                                                          Balance
                                                                                      --------------------------

     2. In response to your second comment, we are pleased to inform you what led to our recognition of goodwill during 2004. As part of our answer, we have provided the information required to be disclosed by paragraphs 51-53 of SFAS 141, for material business combinations completed during the periods covered by the financial statements. We have also provided the information required to be disclosed by paragraphs 44-47 of SFAS 142 related to changes in the carrying amount of goodwill.

     During 2004 there was the completion of earn-ins from 2 acquisitions made in 2002 which led to the recognition of goodwill as follows:

     Goodwill was recognized related to earn-ins payable to the former stockholders of Northern Merchant Services, Inc for reaching goals related to the original sale of their company to Pipeline Data, Inc in 2002. $440,000 was the amount recognized.

     Additional   goodwill   recognized   related  to  earn-ins  of  the  former
SecurePay.com, Inc stockholders when SecurePay.com, Inc was acquired by Pipeline Data, Inc in 2002. $1,708,757 was the amount recognized.

     Information required to be disclosed by paragraphs 51-53 of SFAS 141, for material business combinations completed during the periods covered by the financial statements is as follows:

     The purchase price of Pipeline Data's 2002 acquisition of SecurePay.com, Inc was adjusted by $1,708,757 to reflect earn-ins payable to the former SecurePay.com, Inc stockholders. This additional amount was allocated to goodwill. The full amount of goodwill is expected to be deductible for tax purposes.

     Information required to be disclosed by paragraphs 44-47 of SFAS 142, related to changes in the carrying amount of goodwill is as follows:

     The total amount assigned to intangible assets that are not subject to amortization during the year 2004 was $3,446,246 accounted for on the balance sheet as Merchant portfolio of $2,780,812 and Residual rights of $665.456.

     The total carrying amount of intangibles not subject to amortization is $5,946,268 in the following asset categories:

                                                                12/31/04
Merchant portfolio                                             5,280,812
Residual rights purchase                                         665,456
Total                                                          5,946,268

     The aggregate amount of goodwill acquired was $2,148,757. No impairment loss was recognized.

     3. In response to your comment, we have disclosed and shall disclose in future filings our accounting policy for issuances of equity instruments in exchange for goods or services received from other than employees. In light of this question, we have referred to paragraphs 8-10 of SFAS 123.

     Our accounting policy for the issuance of equity instruments in exchange for goods or services received from other than employees is as follows:

     All transactions in which goods or service are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the equity instrument issued, whichever is more reliably measurable.

     We acknowledge that:

     o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.


     We trust this satisfies your request for information. Should you have any questions or comments, please feel free to call me at 315-389-5574.

Respectfully submitted,

/s/Donald Gruneisen
Donald Gruneisen
Chief Financial Officer
Pipeline Data Inc.